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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No.    )(1)

VARSITY BRANDS, INC. (Name of Issuer)
Common Stock, $.01 par value (Title of Class of Securities)
765670-10-4 (CUSIP Number)
Robert E. Nederlander c/o Nederlander Company, L.L.C. 1450 Broadway, Suite 2000 New York, New York 10018

with a copy to:

Clifford A. Brandeis Zukerman Gore & Brandeis, LLP 900 Third Avenue New York, New York 10022 (212) 223-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 21, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, seethe Notes).

Page 1 of 16 sequentially numbered pages

CUSIP No. 765670-10-4	13D	Page 2 of 16 Pages

(1)	Names of Reporting Persons. Robert Nederlander S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only)

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds 00

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizen or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 45,000
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 1,274,712
PERSON WITH
	(9)	Sole Dispositive Power 45,000

	(10)	Shared Dispositive Power 1,274,712

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,274,712

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 13.2%

(14)	Type of Reporting Person IN

CUSIP No. 765670-10-4	13D	Page 3 of 16 Pages

(1)	Names of Reporting Persons. Robert Holdings, Inc. S.S. or I.R.S. Identification Nos. of Above Persons 38-2991917

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds 00

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizen or Place of Organization Michigan

NUMBER OF SHARES	(7)	Sole Voting Power 668,100
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power None
PERSON WITH
	(9)	Sole Dispositive Power 668,100

	(10)	Shared Dispositive Power None

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 456,508

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 7.0%

(14)	Type of Reporting Person CO

CUSIP No. 765670-10-4	13D	Page 4 of 16 Pages

(1)	Names of Reporting Persons. QEN, Inc. S.S. or I.R.S. Identification Nos. of Above Persons 38-2826611

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds 00

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizen or Place of Organization Michigan

NUMBER OF SHARES	(7)	Sole Voting Power 50,000
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power None
PERSON WITH
	(9)	Sole Dispositive Power 50,000

	(10)	Shared Dispositive Power None

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) Less than 1%

(14)	Type of Reporting Person CO

CUSIP No. 765670-10-4	13D	Page 5 of 16 Pages

(1)	Names of Reporting Persons. R.E.R. Corp. S.S. or I.R.S. Identification Nos. of Above Persons 38-276-7825

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds 00

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizen or Place of Organization Michigan

NUMBER OF SHARES	(7)	Sole Voting Power 511,612
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power None
PERSON WITH
	(9)	Sole Dispositive Power 511,612

	(10)	Shared Dispositive Power None

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 511,612

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 5.3%

(14)	Type of Reporting Person CO

CUSIP NO. 765670-10-4	13D	Page 6 of 16 Pages

Item 1. SECURITY AND ISSUER.

        The securities to which this Schedule 13D relates are the shares of common stock (the "Common Stock"), par value $0.01 per share (the "Shares"), of Varsity Brands, Inc. (the "Issuer") formerly known as Riddell Sports Inc. The Issuer's business address is 6745 Lenox Center Court, Suite 300, Memphis, Tennessee 38115. The shares covered by this Schedule 13D were previously reported in a "group" Schedule 13D originally filed on February 15, 1994, as amended.

Item 2. IDENTITY AND BACKGROUND.

        (a), (b), (c) This Statement is being filed by Robert E. Nederlander ("Nederlander") and the following entities controlled by him: Robert Holdings, Inc., a Michigan corporation ("Robert Holdings"), QEN, Inc., a Michigan corporation ("QEN") and R.E.R. Corp., a Michigan corporation ("RER"). Nederlander, Robert Holdings, QEN and RER are hereinafter sometimes collectively referred to as the "Reporting Persons." Nederlander is a Vice President of the Issuer and the Chairman of the Issuer's Board of Directors and his business address is 1450 Broadway, Suite 2000, New York, New York 10018. The name, state or other place of organization, principal business, and address of the principal office of Robert Holdings, RER and QEN are set forth on Schedule A, B and C attached to the Schedule 13D, respectively.

        (d), (e) None of the Reporting Persons, or any of the persons set forth on Schedules A through C, attached hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f) Nederlander is a citizen of the United States of America.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        See Item 4.

Item 4. PURPOSE OF TRANSACTION.

        The Reporting Persons had been reporting persons in connection with a Schedule 13D first filed on February 15, 1994 and amended on August 16, 1995, May 10, 1996, July 2, 1997, August 25, 1997, April 16, 1998 and December 17, 1998 (the "Former Group Schedule 13D"). The Former Group Schedule 13D currently relates to the following reporting persons: Lenny Corp., a Delaware corporation, Leonard Toboroff, P.C., Defined Benefit Plan, Leonard Toboroff, JEMC Corp., a Delaware corporation, John McConnaughy, Jr. and Jeffrey Webb (collectively referred to herein as the "Former Group Reporting Persons").

        That certain Stockholders' Agreement, dated August 14, 1995 (as amended, the "Stockholders' Agreement"), among the Issuer, the Reporting Persons, Former Group Reporting Persons and the other stockholders named therein, terminated in accordance with the terms thereof prior to April 21, 2003. Accordingly, the shares of Common Stock owned by the Reporting Persons, who were reported as reporting persons in Amendment No. 6 to the Former Group Schedule 13D, are no longer subject to the voting and other restrictions contained in the Stockholders' Agreement, and the Reporting Persons are no longer a member of a filing group.

CUSIP NO. 765670-10-4	13D	Page 7 of 16 Pages

        Pursuant to the voting agreement that was contained in the Stockholders' Agreement, Nederlander had been deemed to beneficially own the shares of Common Stock beneficially owned by the Former Group Reporting Persons. The voting agreement, as reflected in the Voting Trust dated as of May 28, 1991 (the "Voting Trust"), terminated in accordance with its terms concurrently with the termination of the Stockholders' Agreement. As a result of the termination of the Stockholders' Agreement and the Voting Trust, Nederlander is no longer deemed to beneficially own the shares of stock beneficially owned by the Former Group Reporting Persons. The Former Group Reporting Persons now have sole voting and dispositive power with respect to those shares of Common Stock for which such powers had vested exclusively in Nederlander pursuant to the terms of the Stockholders' Agreement and the Voting Trust.

        The Issuer has entered into an Agreement and Plan of Merger, dated as of April 21, 2003 (the "Merger Agreement"), among VBR Holding Corporation ("Parent"), VB Merger Corporation ("Sub") and the Issuer pursuant to which Sub will merge (the "Merger") with and into the Issuer and the Issuer will become a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, upon the consummation of the Merger, each outstanding Share shall be canceled and converted into the right to receive $6.57 in cash. The holders of each outstanding option to purchase Common Stock shall be entitled to receive cash in an amount equal to the difference between $6.57 and the exercise price of such option.

        The consummation of the Merger is conditioned upon, among other things: (a) the approval of the Merger Agreement by the stockholders of the Issuer, (b) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (c) no governmental entity issuing any law or taking any action which restrains, enjoins or otherwise prohibits the Merger, and (d) other customary closing conditions in transactions of this type.

        Upon the consummation of the Merger, the Common Stock will no longer be listed on the American Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon consummation of the Merger, Parent, as the sole stockholder of the Issuer, will have the right to elect all of the directors of the Issuer.

        In addition, concurrently with the execution of the Merger Agreement and as a condition of the willingness of Parent to enter into the Merger Agreement, the Reporting Persons entered into a Voting Agreement, dated as of April 21, 2003 (the "Voting Agreement"), with Parent. Pursuant to and subject to the terms and conditions of the Voting Agreement, the Reporting Persons have agreed to, among other things: (a) vote all Shares owned by the Reporting Persons in favor of approval and adoption of the Merger Agreement, (b) vote all such Shares against any Alternative Transaction (as such term is defined in the Voting Agreement), (c) not enter into any other agreement or understanding or grant any proxy or power of attorney with respect to such Shares and revoke any previously granted proxies, (d) not solicit or encourage any Acquisition Proposal (as such term is defined in the Merger Agreement) or Alternative Transaction, (e) not disclose any non-public information related to the Issuer that could reasonably be expected to lead to an Acquisition Proposal or Alternative Transaction, (f) take all action necessary to prevent any creditors from exercising any rights they may have under any pledge of such Shares, (g) not offer, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of any such Shares and any securities convertible into or exercisable or exchangeable for Common Stock during the term of the Voting Agreement, or (h) make a demand for appraisal of his Shares in accordance with Section 262 of the Delaware General Corporate Law.

        The Voting Agreement terminates upon the earliest of (a) the consummation of the Merger, (b) the termination of the Merger Agreement in accordance with its terms, or (c) written notice by Parent to Reporting

CUSIP NO. 765670-10-4	13D	Page 8 of 16 Pages

Persons effectuating the termination of such Reporting Persons' Voting Agreement. Upon termination, the Voting Agreement, including the obligation to vote against any Acquisition Proposal, will be void and of no further force or effect.

        The description of the Merger Agreement and the Voting Agreement herein contained does not purport to be complete and is qualified by reference to the copy of the Merger Agreement and the Voting Agreement attached hereto as exhibits, which are incorporated herein by reference.

        Except as otherwise set forth above in this Item 4, the Reporting Persons have no present plans or prospects which relate to or would result in any of the actions described in parts (a) through (j) of Items 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a)-(b) The Reporting Persons beneficially own 1,274,712 Shares representing approximately 13.2% of the Common Stock. The percentage of voting stock indicated is based on 9,592,250 Shares of Common Stock outstanding as of May 12, 2003, as disclosed on the Company's Form 10-Q for the quarter ended March 31, 2003 filed with the Securities and Exchange Commission. The Reporting Persons have sole and shared power to vote and to dispose of the Shares covered hereby. Included in the Shares beneficially owned by Nederlander are 45,000 Shares of Common Stock issuable upon the exercise of vested options. Not included herein are 7,500 Shares of Common Stock issuable upon the exercise of options, which are scheduled to vest on October 1, 2003.

        (c) Except for entering into the Voting Agreement described in item 4 hereof, none of the Reporting Persons has effected any transactions in the Common Stock in the last 60 days.

        (d) Not applicable.

        (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Other than the matters disclosed in response to Items 4 and 5, which are incorporated herein by reference, the Reporting Persons are not party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        The following are hereby filed as additional exhibits to this Schedule 13D:

Exhibit 7.1	Agreement and Plan of Merger, dated as of April 21, 2003, by and among Varsity Brands, Inc., VBR Holding Corporation and VB Merger Corporation. Incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of Varsity Brands, Inc. filed with the Securities and Exchange Commission on April 22, 2003.
Exhibit 7.2	Voting Agreement, dated as of April 21, 2003 between the Reporting Persons and VBR Holding Corporation.

CUSIP NO. 765670-10-4	13D	Page 9 of 16 Pages

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 15, 2003
/s/ ROBERT E. NEDERLANDER Robert E. Nederlander

CUSIP NO. 765670-10-4	13D	Page 10 of 16 Pages

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct. Dated: July 15, 2003

Dated: July 15, 2003
ROBERT HOLDINGS, INC.
/s/ ROBERT E. NEDERLANDER Robert E. Nederlander President

CUSIP NO. 765670-10-4	13D	Page 11 of 16 Pages

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct. Dated: July 15, 2003

Dated: July 15, 2003

R.E.R. CORP.
/s/ ROBERT E. NEDERLANDER Robert E. Nederlander President

CUSIP NO. 765670-10-4	13D	Page 12 of 16 Pages

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct. Dated: July 15, 2003

Dated: July 15, 2003
QEN, INC.
/s/ ROBERT E. NEDERLANDER Robert E. Nederlander President

CUSIP NO. 765670-10-4	13D	Page 13 of 16 Pages

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF ROBERT HOLDINGS, INC.

Name and Business Address	Position/Present Principal Occupation or Employment
Robert E. Nederlander c/o Nederlander Company, L.L.C. 1450 Broadway, Suite 2000 New York, New York 10018	Managing Member
Principal Occupation - Managing Member of Nederlander Company, L.L.C., which is engaged in the theatrical business.
Robert Holdings, Inc. is a Michigan Corporation.

CUSIP NO. 765670-10-4	13D	Page 14 of 16 Pages

Schedule B

DIRECTORS AND EXECUTIVE OFFICERS OF R.E.R. CORP.

Name and Business Address	Position/Present Principal Occupation or Employment
Robert E. Nederlander c/o Nederlander Company, L.L.C. 1450 Broadway, Suite 2000 New York, New York 10018	Managing Member
Principal Occupation - Managing Member of Nederlander Company, L.L.C., which is engaged in the theatrical business.
R.E.R. Corp. is a Michigan Corporation.

CUSIP NO. 765670-10-4	13D	Page 15 of 16 Pages

Schedule C

DIRECTORS AND EXECUTIVE OFFICERS OF QEN, INC.

Name and Business Address	Position/Present Principal Occupation or Employment
Robert E. Nederlander c/o Nederlander Company, L.L.C. 1450 Broadway, Suite 2000 New York, New York 10018	Managing Member
Principal Occupation - Managing Member of Nederlander Company, L.L.C., which is engaged in the theatrical business.
QEN, Inc. is a Michigan Corporation.

CUSIP NO. 765670-10-4	13D	Page 16 of 16 Pages

EXHIBIT INDEX

Exhibit
Exhibit 7.1
Agreement and Plan of Merger, dated as of April 21, 2003, by and among Varsity Brands, Inc., VBR Holding Corporation and VB Merger Corporation. Incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of Varsity Brands, Inc. filed with the Securities and Exchange Commission on April 22, 2003.
Exhibit 7.2	Voting Agreement, dated as of April 21, 2003, between the Reporting Persons and VBR Holding Corporation.

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SIGNATURE
EXHIBIT INDEX